January 17, 2025

Marc Benathen
Chief Financial Officer
LifeMD, Inc.
236 Fifth Avenue, Suite 400
New York, New York 10001

       Re: LifeMD, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated December 12, 2024
           File No. 001-39785
Dear Marc Benathen:

        We have reviewed your December 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 22, 2024 letter.

Press Release Dated March 11, 2024 and August 7, 2024
Reconciliation of GAAP Net Loss to Adjusted EBITDA to Cash Adjusted EBITDA, page 1

1. We have reviewed your response to prior comment 1 and note you have included a number of inventory and reserve non-GAAP adjustments. Please discontinue making these inventory adjustments to your non-GAAP measures, for each of the periods presented, as they do not appear to be outside the normal course of your operations. Please refer to Question 100.01 of Non-GAAP Compliance &
Disclosure
       Interpretations.
 January 17, 2025
Page 2
2. We have reviewed your response to comment 6 and note your reference to WorkSimpli dividends in the amount of $2,121,200. However, we also note this
       amount is presented as a general and administrative expense in the statement of operations. Please identify the reasons this amount is presented as general and administrative expense in the statement of operations. As part of your response, please identify the noncontrolling interest holders, their percentage ownership and whether they were a past or are a current employee of WorkSimpli. In addition, please explain to us the reason for this dividend in 2023 and clarify the reason a similar dividend was not made in 2022. Please also explain why you make a non-GAAP adjustment for these dividends.

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services